FSB PREMIER WEALTH MANAGEMENT, INC.

Notes to Financial Statements

Note 1.   Summary of significant accounting policies

Nature of business
FSB Premier Wealth Management, Inc. (the Company) conducts business as a broker-dealer in securities and as a registered investment advisor. The Company primarily serves individual and institutional clients in Iowa and has an office in Iowa.

The Company is a wholly-owned subsidiary of FSB Financial Services, Inc. (the Parent). Farmers State Bank (the Bank) is a commercial bank and a wholly-owned subsidiary of the Parent. The Company has certain transactions with the Bank.

The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. The requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of clients on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the clients and maintains and preserves all related books and records. The Company also operates under business activities contemplated by Footnote 74 of the SEC Release No. 34-70073. These activities are limited to effecting securities transactions via subscriptions on a subscription way basis where funds are payable to the issuer or its agent and not the Company.

Basis of Presentation
The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Cash and cash equivalents
Cash and cash equivalents consist of cash held in bank accounts and a money market fund with less than 90 days maturity.

Concentrations of credit risk
The Company's cash is on deposit at financial institutions and the balances at times may exceed the federally insured limits. The Company believes it is not exposed to any significant credit risk to cash.

Marketable securities owned
Marketable securities owned are recorded at fair value. Changes in fair value are included in earnings.

Intangible assets
Intangible assets consist of acquired customer relationship lists and are stated at cost, net of accumulated amortization. The intangible assets are amortized by the straight-line method over estimated useful lives of 15 years.

Furniture and equipment
Furniture and equipment are stated at cost, net of accumulated depreciation. Furniture and equipment are depreciated by the straight-line method over estimated useful lives of three to five years.

Leases
The Company will periodically enter into lease agreements for the use of office facilities and equipment. Leases are classified as operating or finance leases at the lease commencement date.

Note 1.   Summary of significant accounting policies (continued)

The liability arising from entering into a long-term lease agreement is recorded in other liabilities at the present value of future minimum payments under the lease term and a right-of-use asset equal to the lease liability is recorded in other assets adjusted for items such as deferred or prepaid rent, lease incentives, and any impairment of the right-of-use on the balance sheet. The discount rate used in determining the lease liability is based upon incremental borrowing rates the Company could obtain for similar loans as of the date of commencement or renewal.

The liability and right-of-use asset arising from entering into a short-term lease agreement is not recorded on the balance sheet.

The lease term is determined by considering the minimum lease term and all optional renewal periods that the Company is reasonably certain to renew. The lease term is also used to calculate straight-line lease expense.

Operating lease expense consists of a single lease cost allocated over the remaining lease term on a straight-line basis.

Income taxes
The Company files consolidated income tax returns with the Parent which is an S corporation. The consolidated items of taxable income and expense are reported by the Parent's stockholders and the Company is not generally subject to income tax.

As of December 31, 2024, the Parent's income tax returns for the years 2021 through 2024 remain open for possible examination by the Internal Revenue Service and state taxing authorities. Management does not expect any material adjustments to the Company's income tax balances should these returns be examined.

GAAP requires the Company to evaluate and disclose any uncertain tax positions that could have an effect on the financial statements. As of December 31, 2024, the Company determined that it had no tax positions that did not meet the "more likely than not" threshold of being sustained upon examination by the applicable tax authorities.

Use of estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition
Revenues are recognized when control of the promised services is transferred to clients, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal or agent in a contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a client.

Allowance for credit losses
The Company believes that amounts due from the clearing broker-dealer are fully collectible and an allowance for credit losses was not considered necessary as of December 31, 2024.

FSB PREMIER WEALTH MANAGEMENT, INC.

Notes to Financial Statements

Note 1.   Summary of significant accounting policies (continued)

Subsequent Events
In the normal course of preparing the Company's financial statements, management reviews events that occur after the balance sheet date for potential recognition or disclosure in the financial statements. Management has evaluated subsequent events through March 21, 2025, which is the date the financial statements were available to be issued.

Note 2.   Fair value measurements

The Company classifies assets recorded at fair value in a hierarchy, based on markets in which these assets are traded and the reliability of the assumptions used to determine fair value. The hierarchy for classification of fair value is as follows:

- Level 1 – Fair value is based upon quoted prices for identical instruments traded in active markets.
- Level 2 – Fair value is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques in which all significant assumptions are observable in the market.
- Level 3 – Fair value is derived from model-based techniques that use assumptions not observable in the market. These assumptions reflect estimates of assumptions that market participants would use in pricing the asset. Valuation techniques include use of discounted cash flow models, option pricing models, and similar techniques.

The Company had no assets recorded at fair value as of December 31, 2024.

Note 3.   Net capital requirements

The Company is subject to the Rule 15c3-1 under the Securities Exchange Act of 1934 (the Uniform Net Capital Rule). The Company is required to maintain minimum net capital of the greater of 6 2/3% of aggregate indebtedness or $100,000. As of December 31, 2024, 6 2/3% of aggregated indebtedness was $22,416. The Company's net capital was $660,242 which was $560,242 in excess of the required net capital of $100,000. Rule 15c3-1 requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1, and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2024, the Company's percentage of aggregate indebtedness to net capital was 50.93%.

Note 4.   Operating leases

The Company's primary office space is located in a building owned by the Bank. The Company leases this space from the Bank on a month-to-month basis. Lease payments by the Company to the Bank totaled approximated $17,000 and were recorded as occupancy expense.

Note 5.   Off-balance sheet risk

The Company's client securities transactions are introduced on a fully-disclosed basis with its clearing broker-dealer. The clearing broker-dealer is responsible for execution of transactions. Off-balance-sheet risk exists due to the possibility that clients may not be able to fulfill their contractual commitments and the clearing broker-dealer may charge any losses it incurs to the Company. The Company minimizes the risk by monitoring the credit worthiness of its clients.

FSB PREMIER WEALTH MANAGEMENT, INC.

Notes to Financial Statements

Note 6. Employee benefit plan

The Company and the Bank have a 401(k) profit sharing plan (the Plan) that covers all employees who have met certain eligibility requirements and includes a matching contribution of employee deferrals up to 4.0% of employee compensation. The Plan provides for discretionary contributions determined by the Board of Directors of the Bank. The Company estimated a profit sharing contribution of 4.0% of employee compensation. Total contribution expense was $93,569.

Note 7. Related party transactions

Certain employees of the Bank provide the Company with accounting, human resources, information technology, and management services for a monthly fee under a shared employee agreement. Fees paid by the Company to the Bank totaled approximately $162,000 and were recorded as employee compensation and benefits. The Company reimburses the Bank for commission bonuses earned by certain employees of the Bank for investment product sales and advisory services provided to clients of the Company under a dual employee agreement. Commission bonuses reimbursed by the Company to the Bank totaled approximately $495,000 and were recorded as employee compensation and benefits. The Bank provides the Company with payroll processing and administrative services for a biweekly fee under a service agreement. Fees paid by the Company to the Bank totaled approximately $50,000 and were recorded as employee compensation and benefits.

The Company maintains its short-term operating funds on deposit at the Bank with a balance of $41,238 as of December 31, 2024. The Company has two credit cards with the Bank with no balances due as of December 31, 2024.

Note 8. Revenues

Commissions
Commissions are generated by client purchases and sales of securities and sales of other investment products to clients. The Company considers the sale of investment products to clients as single performance obligations to the product sponsors. Mutual fund trailing commission revenue is generally based on a percentage of the market value and is recognized over the period services are performed.

Total commission revenue earned by investment product category is as follows:

Life insurance	$107,829
Health insurance	77,391
Mutual funds	55,775
Annuities	80,828
Total commission revenue	$321,823

Investment advisory fees
Investment advisory fees represent amounts charged to clients on the Company's advisory platform. The Company provides ongoing investment advice and recommendations. This series of performance obligations transfers control of the services to the client as the services are performed. Revenue is recognized to match the delivery of the performance obligations to the client. The revenue generated from the Company's advisory platform is based on a percentage of the market value of the assets in client accounts.

FSB PREMIER WEALTH MANAGEMENT, INC.

Notes to Financial Statements

Note 8. Revenues (continued)

Net trading gains

Net trading gains include net sales proceeds and changes in fair values of marketable securities owned.

Interest and dividend income

The Company earns interest and dividend income from client margin accounts and money market funds, net of operating expense.

Note 9. Segment reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of executing both riskless principal and agency transactions for its customers. The Company has identified Rodney Duroe as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.